[Letterhead of Daqo New Energy Corp.]

666 Longdu Avenue

Wanzhou, Chongqing 404000

The People’s Republic of China

August 6, 2014

VIA EDGAR

Martin James, Senior Assistant Chief Accountant

Brian Soares

Kate Tillan, Assistant Chief Accountant

Li Xiao, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Daqo New Energy Corp. (the “Company”)
Form 20-F for the fiscal year ended December 31, 2013 (the “2013 20-F”)
Filed April 14, 2014
Form 6-K dated May 12, 2014 (the “May 12 6-K”)
Filed May 12, 2014
File No. 001-34602

Dear Mr. James, Mr. Soares, Ms. Tillan and Ms. Xiao:

The Company has received the letter dated August 1, 2014 from the staff of the Securities and Exchange Commission regarding the 2013 20-F and the May 12 6-K. The Company would like to request an extension to the deadline for responding to the letter. The Company will provide its response to the letter via EDGAR as soon as possible, in any event no later than August 29, 2014.

If you have any additional questions or comments regarding the 2013 20-F or the May 12 6-K, please contact the undersigned at (86 23) 6486-6666 or cfosunbing@daqo.com. Thank you.

Very truly yours,

/s/ Bing Sun

Bing Sun
Chief Financial Officer

cc:	Gongda Yao, Director and Chief Executive Officer, Daqo New Energy Corp.
Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Christy Liu, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP